FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Receives Decision by the Irish Tax Appeals Commission Relating to Tax Assessment on Break Fee Shire Received from AbbVie

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 2, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Receives Decision by the Irish Tax Appeals Commission Relating to
Tax Assessment on Break Fee Shire Received from AbbVie
•Takeda Intends to Challenge This Outcome through All Available Legal Means
•First Quarter FY2021 Reported IFRS-based Financial Results Will Be Updated to Reflect the Impact of the Decision with No Impact on Core and Underlying Financial Results

OSAKA, Japan, August 2, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced the receipt of a decision by the Irish Tax Appeals Commission on July 30, 2021 (IST) to uphold the Irish Revenue Commissioners’ position related to the treatment of a break fee received by Shire plc (“Shire”) in October 2014 from AbbVie Inc. (“AbbVie”). Shire was acquired by Takeda in January 2019. Takeda intends to challenge this outcome through all available legal means including appealing the decision to the Irish courts.
On November 28, 2018, Shire received a tax assessment from the Irish Revenue Commissioners’ for 398 million EUR. This assessment sought to tax a 1,635 million USD break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Takeda appealed this assessment, and in late 2020 a hearing took place before the Irish Tax Appeals Commission.

While Takeda is continuing to assess the substance of the decision, the company will record a provision for the case in the consolidated financial statements for the fiscal quarter, which ended on June 30, 2021 (“Q1 FY2021”), as a subsequent event that relates to a condition that existed as of June 30, 2021. The provision is currently estimated at approximately 63 billion JPY including interest accrued through June 30, 2021. In addition, to reflect the impact of the provision, Takeda will revise its “Summary of Financial Statements for the Three-month Period Ended June 30, 2021 (IFRS, Consolidated) and intends to re-file the revised information with the Tokyo Stock Exchange no later than August 6, 2021 (JST). Takeda will also revise other Q1 FY2021 financial materials to reflect the impact of the provision, and publish them on its website by August 6, 2021 (JST). There is no change to Takeda’s Q1 FY2021 Core and Underlying financial results, as the tax charge resulting from the decision is a non-recurring item considered unrelated to Takeda’s ongoing operations. To view the updated materials, once available, please visit: https://www.takeda.com/investors/financial-results/.

At this time, Takeda is not revising its forecast for the full fiscal year ending March 31, 2022 (“Full Year FY2021”). Takeda will update its Full Year FY2021 consolidated financial forecasts (based on IFRS) at the appropriate timing by taking this decision as well as other factors into consideration. This decision will not impact the Full Year FY2021 outlook for Core or Underlying financial results.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Media Contacts:    Investor Contacts:
Japanese Media    Christopher O’Reilly
Ryoko Matsumoto    takeda.ir.contact@takeda.com
ryoko.matsumoto@takeda.com    +81 (0) 3-3278-2306
+81 (0) 3-3278-2037

Media Outside Japan
Christina Beckerman
christina.beckerman@takeda.com
+1 (908) 581-4133

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question-and-answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Certain Non-IFRS Financial Measures
This press release and materials distributed in connection with this press release include certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/financial-results/

###